FREE WRITING PROSPECTUS

Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-142438

July 5, 2007

TULLY’S COFFEE CORPORATION

Free Writing Prospectus Published or Distributed by Media

TULLY’S COFFEE CORPORATION

Free Writing Prospectus Published or Distributed by Media

On April 27, 2007, we filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) for a proposed underwritten public offering of our common stock. The registration statement, as may be amended, is referred to herein as the “Registration Statement”. A copy of the Registration Statement may be obtained free of charge at www.sec.gov.

We have received and may continue to receive a high degree of media coverage. Reports in the media are not prepared by us or reviewed by us prior to publication. You should consider statements published in news reports or contained herein, in particular the quotations set forth below, only after carefully evaluating all of the information in the Registration Statement including the risks described throughout the Registration Statement.

On June 28, 2007, The Seattle Times, a daily newspaper, as well as its online publication, Seattletimes.nwsource.com, published an article about our special meeting of shareholders which was held in Seattle, Washington on June 27, 2007. The full text of the article is reproduced below. The article attributed statements from the special meeting to our founder and Chairman of our board of directors, Tom T. O’Keefe, including the direct and indirect quotations contained in the following passage:

•

“Tully’s Coffee shareholders agreed this morning to exchange every eight shares they own for one new share, a move that makes each share worth more. Management hopes the higher value will make Tully’s planned public offering more attractive to institutional investors. Many large investors do not buy stocks valued below $10 a share, which is the bottom of the range Tully’s management has targeted for its offering. The 1-for-8 reverse split should put Tully’s shares in that range, founder and chairman Tom O’Keefe explained to a group of 200-some stockholders at the Washington State Convention and Trade Center.”

•	“O’Keefe said the Seattle company gets calls regularly about selling, but most are not serious offers. Still, he said, Tully’s looks into each inquiry.”

•	“Tully’s has spent nearly $1 million getting to this point in the public-offering process, [O’Keefe] said.”

•

“O’Keefe said the [Washington State Convention and Trade Center] now will sell Tully’s coffee exclusively. The three-year deal includes the replacement in August of the center’s Starbucks with a Tully’s shop. He also said more business is coming from a ‘very large software company’ in the area, but declined to elaborate.”

Also, on June 28, 2007, The Seattle Post-Intelligencer, a daily newspaper, as well as its online publication, Seattlepi.nwsource.com, published an article about the special meeting of shareholders. The full text of the article is reproduced below. The article attributed the following statements from the special meeting to Tom T. O’Keefe, and to Kristopher S. Galvin, our Chief Financial Officer, including the direct and indirect quotations contained in the following passages:

•

“Founder and Chairman Tom O’Keefe said the IPO could occur within a year, depending in part on whether shares of other coffee companies are high enough to convince investors that buying into a coffee IPO is wise. Also key to the IPO’s timing are Tully’s comparable-store sales and its margin on sales, he said.”

•	“We obviously would not take the company public unless it was redeeming to us as shareholders and to the company from a capital standpoint,” [O’Keefe] told shareholders at the convention center.”

•

“I won’t lie to you—it’s likely that for some of you shareholders ... we won’t price it to make you even on your original investment,” [O’Keefe] said. “Could it happen? Absolutely. Could I guarantee it will happen? Absolutely not.”

•	“During the meeting, O’Keefe also said Tully’s has won an exclusive contract starting July 3 to provide all coffee to the Washington State Convention and Trade Center for

three years, displacing its larger rival, Starbucks Corp. The company called the contract a big win, as the convention center is second only to The Boeing Co. in Seattle in terms of volume of coffee consumed in a single place of business.”

•	“O’Keefe said the company will announce ‘some great wins’ in the near future, including a ‘great company that does software and it’s a very big software company.’

•

“If the IPO does occur, Tully’s plans to use the resulting $50 million to expand operations in its existing markets on the West Coast and its wholesale accounts throughout the U.S., O’Keefe said. The company could add 30 to 40 new stores in the year following the IPO—the biggest expansion since 2000, when Tully’s opened about 50 stores, Galvin said.”

•	“O’Keefe reassured stockholders of the closely held company that management believes an IPO is the best way for the company to expand.”

Neither of the articles was prepared by us or reviewed by us prior to its publication, nor were we aware of the publication of the articles prior to June 28, 2007. None of The Seattle Times, Seattletimes.nwsource.com, The Seattle Post-Intelligencer or Seattlepi.nwsource.com is affiliated with Tully’s. Tully’s made no payment and gave no consideration to The Seattle Times, Seattletimes.nwsource.com, The Seattle Post-Intelligencer or Seattlepi.nwsource.com in connection with the publication of the articles described here or any other article published by any of them concerning Tully’s. For additional information regarding the special meeting, see our Current Report on Form 8-K filed with the SEC on June 29, 2007. Neither we nor any of the underwriters in this offering have confirmed, endorsed or adopted any statements that were not made by us for utilization by, or distribution to, prospective purchasers in this offering. To the extent any such statements are inconsistent with, or conflict with, the information contained in the Registration Statement, or relate to information not contained in the Registration Statement, they are disclaimed by us and the underwriters. Accordingly, prospective investors should not rely on such statements. With the exception of the quotations attributed directly to Tom T. O’Keefe and Kristopher S. Galvin, each of the articles represents its respective author’s opinion, which Tully’s does not endorse or adopt, and Tully’s does not make any representations as to the accuracy of such opinions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This free writing prospectus and the Registration Statement contain forward-looking statements within the meaning of Section 27A of the Securities Act, and is subject to the safe harbor created by that section. These statements include descriptions of our future financial condition, results of operations, objectives, strategies, plans, goals, targets or future performance and business for periods after the date hereof or the date of the Registration Statement, and generally may be identified by use of phrases such as “believe,” “expect,” “will,” “seek,” “should,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “initiatives,” “models,” “hope,” “goal,” “foresee” or other words of similar import. Forward looking statements include, among other things, statements regarding our plans and expectations for new store openings, the cost of building new stores, the average unit volume of new stores, comparable store sales growth, increasing margins and growing our wholesale and franchise businesses. Each of the passages quoted above, other than the one regarding offering expenses, is a forward-looking statement. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and other parts of this prospectus, that could cause events, including our actual results, to differ materially from those anticipated in these forward-looking statements. The statements regarding potential completion, pricing and success of the proposed offering and the potential use of its proceeds are subject to the risks that the offering will not be completed, will be completed at a later date than we expect, or will be priced at a level lower than we expect. Any of these potential outcomes will be influenced by the future performance of Tully’s, market conditions, investor concerns and other factors over which we have little or no control. The statement regarding the potential sale of our company is subject to similar risks. The statements regarding potential new business and store locations are subject to the risks that such business may not actually be obtained, or if obtained, will not have the results we anticipate. These factors, among others, could cause our financial performance to differ materially from our goals, targets, objectives, intentions and expectations.

All forward-looking statements included in this free writing prospectus are based on information available to us on the date of this free writing prospectus. If one or more of the factors affecting our forward-looking statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking statements contained in this prospectus. Consequently, you should not place undue reliance on our forward-looking information and statements. You should read this free writing prospectus and the Registration Statement and the documents that we reference in the Registration Statement and that are filed as exhibits to the Registration Statement, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by the cautionary statements above and in the Registration Statement. Except to the extent required by the federal securities laws, we do not intend to update or revise the forward-looking statements contained in this free writing prospectus.

LEGEND

Tully’s has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Tully’s has filed with the SEC for more complete information about Tully’s and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating the offering will arrange to send you the prospectus if you request it by calling, toll free at 1-800-968-8559.

Seattle Times

June 28, 2007

SHAREHOLDERS OK TULLY’S REVERSE SPLIT MOVE IN ANTICIPATION OF PLANNED IPO POTENTIAL OFFERING MADE MORE ATTRACTIVE

Melissa Allison

Seattle Times business reporter

Tully’s Coffee shareholders agreed Wednesday to exchange every eight shares they own for one new share, a move that makes each share worth more.

Management hopes the higher value will make Tully’s planned public offering more attractive to institutional investors. Many large investors do not buy stocks valued below $10 a share, which is the bottom of the range Tully’s management has targeted for its offering.

The 1-for-8 reverse split should put Tully’s shares in that range, founder and Chairman Tom O’Keefe explained to a group of 200-some stockholders at the Washington State Convention and Trade Center in downtown Seattle.

But the market for coffee stocks has sputtered lately, with Starbucks regularly hitting new 52-week lows and Peet’s Coffee & Tea shares slogging along near the bottom of their 52-week range.

That could hurt the offering price or delay Tully’s offering, O’Keefe said. Executives plan to decide how quickly to proceed with the offering after they release annual earnings next week.

Another way for Tully’s investors to get money for their shares would be through a sale of the company, which has more than 125 stores.

O’Keefe said the Seattle company gets calls regularly about selling, but most are not serious offers. Still, he said, Tully’s looks into each inquiry.

“There isn’t one individual at this company who has the kind of ego that says, ‘I don’t care what they pay us, I’m going to run this company forever,’ “ he said.

Some shareholders at Wednesday’s special meeting were dismayed that new investors in a public offering might end up paying less for their stake in Tully’s than people who bought shares nearly a decade ago.

Robert Davis, of Seattle, who bought 15,000 shares for less than $2 apiece in 1999, views the 1-for-8 deal as a serious devaluation of his ownership in Tully’s.

“I’m in favor of an IPO, and I’d even accept a 2-to-1 [reverse] split,” he said.

Others said they expect shares to appreciate after the offering, making their investments worthwhile in the long run. Two shareholders who praised Tully’s management during a question-and-answer session were answered with applause.

KeyBanc Capital Markets in Cleveland is Tully’s lead manager for the offering, and Mellon Investor Services, which has a Seattle office, is its stock transfer agent.

Nearly 66 percent of Tully’s common and preferred shareholders voted, with 96 percent favoring the reverse stock split and the elimination of a requirement that the offering have a minimum price per share.

O’Keefe said that the company sent letters a couple weeks ago asking shareholders to vote, despite the fact that more than 90 percent of the votes cast at that point approved the reverse split. Tully’s has had trouble reaching a quorum at its past two annual meetings, he said, and did not want to repeat the voting process because too few shares were voted.

Tully’s has spent nearly $1 million getting to this point in the public-offering process, he said.

Executives barely discussed Tully’s coffee business during the hourlong meeting, although O’Keefe said the convention center now will sell Tully’s coffee exclusively. The three-year deal includes the replacement in August of the center’s Starbucks with a Tully’s shop.

He also said more business is coming from a “very large software company” in the area, but declined to elaborate.

On July 8, Tully’s will introduce a special “Dreamliner Blend” at the five shops it operates at Boeing’s Everett and Renton locations.

Seattle Post-Intelligencer

June 28, 2007

TULLY’S MOVES CLOSER TO AN IPO SHAREHOLDERS APPROVE 8-TO-1 REVERSE STOCK SPLIT

DAN RICHMAN P-I reporter

Tully’s Coffee Corp. is on track to a long-awaited public stock offering after shareholders Wednesday overwhelmingly approved a requisite 8-to-1 stock split, even while airing their worries about losing money on the IPO.

Ninety percent of the company’s stockholders, some of whom gathered at the Washington State Convention and Trade Center, voted to exchange eight of their shares for one newly issued share worth eight times as much.

Tully’s considers the split necessary to attract institutional investors, which are expected to make up 75 percent of the IPO’s buyers but which typically buy only shares trading for $10 or more.

Over the past 15 years, shareholders have paid between 33 cents and $2.50 a share, Chief Financial Officer Kristopher Galvin said.

Founder and Chairman Tom O’Keefe said the IPO could occur within a year, depending in part on whether shares of other coffee companies are high enough to convince investors that buying into a coffee IPO is wise. Also key to the IPO’s timing are Tully’s comparable-store sales and its margin on sales, he said.

If the IPO does occur, Tully’s plans to use the resulting $50 million to expand operations in its existing markets on the West Coast and its wholesale accounts throughout the U.S., O’Keefe said. The company could add 30 to 40 new stores in the year following the IPO—the biggest expansion since 2000, when Tully’s opened about 50 stores, Galvin said.

Shares would trade on the Nasdaq exchange under the symbol TULY.

O’Keefe reassured stockholders of the closely held company that management believes an IPO is the best way for the company to expand.

“We obviously would not take the company public unless it was redeeming to us as shareholders and to the company from a capital standpoint,” he told shareholders at the convention center.

He also squarely addressed concerns, voiced during a lengthy Q-and-A session, that shareholders might lose money on their investments in Tully’s, depending on the opening price of the IPO and the shares’ subsequent performance.

“I won’t lie to you—it’s likely that for some of you shareholders we won’t price it to make you even on your original investment,” he said.

“Could it happen? Absolutely. Could I guarantee it will happen? Absolutely not.”

Shareholder Tom Symons of Seattle, who said he owns 12,000 shares, expressed satisfaction at the outcome of the voting.

“It’s time for some action,” he said. “The investment is just sitting there, so let’s do something with it.”

Stanford Tharp of Bainbridge Island urged fellow shareholders to have confidence in the company’s leadership.

“The most difficult issue to face the group will be right after the issue: whether to hold the stock or sell it,” he said.

“I was a later investor, and I don’t think I’m going to break even first day—the numbers would have to be too great. That doesn’t bother me, because there’s value in the company, and that’s why you invested in it.”

Tully’s has about 6,000 shareholders and 131 stores in five states. It has contemplated an IPO since at least 2004 as a way to grow.

During the meeting, O’Keefe also said Tully’s has won an exclusive contract starting July 3 to provide all coffee to the Washington State Convention and Trade Center for three years, displacing its larger rival, Starbucks Corp.

The company called the contract a big win, as the convention center is second only to The Boeing Co. in Seattle in terms of volume of coffee consumed in a single place of business.

O’Keefe said the company will announce “some great wins” in the near future, including a “great company that does software and it’s a very big software company.”

O’Keefe later declined to name the company. When asked whether it’s Microsoft, he cited confidentiality agreements in place with many wholesale customers and noted, “That’s the great thing about Seattle. There are so many big software companies. There’s Adobe.”